UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 25, 2026

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

77 Corporate Drive
Bridgewater, New Jersey 08807
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Presents Five-Year CARVYKTI® Progression-Free Survival Data at IMS 2026

On September 25, 2026, Legend Biotech Corporation (the “Company”) issued a press release announcing five-year follow-up data from CARTITUDE-2 Cohort A evaluating CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) in patients with relapsed/refractory multiple myeloma (RRMM) after one to three prior lines of therapy. The press release is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K, including the exhibits attached hereto, shall be deemed to be incorporated by reference in the registration statements of the Company on Form F-3 (Nos. 333-278050 and 333-257625) and Form S-8 (Nos. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release dated September 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: September 24, 2026	/s/ Ingrid Zhang
Ingrid Zhang
Chief Executive Officer